UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2008

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Bradesco	Publicly-held Company
Corporate Taxpayer's ID (CNPJ) 60.746.948/0001-12

Notice to Stockholders

Monthly Dividends

Banco Bradesco S.A. informs its Stockholders and the Market that the Board of Directors, at a meeting held on this date, approved the proposal of the Board of Executive Officers for the Payment of Monthly Dividends to the Company’s stockholders, in replacement to the Monthly Interest on Own Capital.

The Monthly Dividends will benefit the stockholders registered in the Company’s records in the first business day of each month, and the payments will be made, by the declared amount, in the first business day of the subsequent month, by prepayment of the mandatory dividend.

Thus, the stockholders will receive, as of 5.2.2008, Monthly Dividends of R$0.018026250 per common stock and R$0.019828875 per preferred stock.

Considering that for the Dividends, in accordance with the current legislation, there is no Withholding Income Tax, the stockholders who received Interest on Own Capital with the deduction of the referred taxation will have an increase of 17.6% in the amount to be credited, as shown below:

In R$ per stock
Type	Net Interest to be credited on 4.1.2008	Dividends to be credited as of 5.2.2008	Positive Difference of 17.6%
Common stock	0.015322313	0.018026250	0.002703937
Preferred stock	0.016854544	0.019828875	0.002974331

Cidade de Deus, Osasco, SP, March 17, 2008

Banco Bradesco S.A.
Milton Almicar Silva Vargas
Executive Vice President and
Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2008

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.